SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35144

Deregistration under Section 8(f) of the Investment Company Act of 1940

February 23, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2024. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on March 19, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AlphaMark Investment Trust [File No. 811-22213]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 31, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,177.23 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on October 18, 2023 and amended on February 13, 2024.

Applicant's Address: C/O Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

BNY Mellon State Municipal Bond Funds [File No. 811-04906]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BNY Mellon AMT Free Municipal Bond Fund a series of BNY Mellon Municipal Funds, Inc., and on January 27, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $338,820 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on January 25, 2024.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

LPLA SEPARATE ACCOUNT ONE [File No. 811-08890]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant is not making and does not presently propose to make a public offering of its securities and will continue to operate in reliance on section 3(c)(1) of the 1940 Act.

Filing Date: The application was filed on October 13, 2023.

Applicant's Address: c/o Fidelity Security Life Insurance Company, 3130 Broadway, Kansas City, Missouri 64111.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.